SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)1

                             SMARTSERV ONLINE, INC.
--------------------------------------------------------------------------------
                                (Name of issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   13-3750708
--------------------------------------------------------------------------------
                                 (CUSIP number)

                             THOMAS J. FLEMING, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  May 12, 2000
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 14 Pages)
--------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------                        ---------------------------
CUSIP No. 13-3750708                  13D               Page 2 of 14 Pages
-----------------------------                        ---------------------------

================================================================================
     1          NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      Wireless Acquisition Partners, LLC
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY
--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                      WC
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION
                      Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES                      211,856 (subject to adjustment)
BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH
 REPORTING
PERSON WITH
                   8     SHARED VOTING POWER
                               0 shares
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER
                               211,856 (subject to adjustment)
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER
                               0 shares
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON
                      211,856 (subject to adjustment)
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     4.97%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*
                     00
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                        ---------------------------
CUSIP No. 13-3750708                  13D               Page 3 of 14 Pages
-----------------------------                        ---------------------------

================================================================================

     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     Gregg A. Smith
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     00
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                     United States
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    211,856 (subject to adjustment)
  OWNED BY
    EACH       -----------------------------------------------------------------
 REPORTING
PERSON WITH
                   8      SHARED VOTING POWER

                                0 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                211,856 (subject to adjustment)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON
                     211,856 (subject to adjustment)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     4.97%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*
                     IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                        ---------------------------
CUSIP No. 13-3750708                  13D               Page 4 of 14 Pages
-----------------------------                        ---------------------------


================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     Michael Wainstein
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     00
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                     United States
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    211,856 (subject to adjustment)
  OWNED BY
    EACH       -----------------------------------------------------------------
 REPORTING
PERSON WITH
                   8      SHARED VOTING POWER

                                0 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                211,856 (subject to adjustment)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     211,856 (subject to adjustment)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     4.97%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*
                      IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                        ---------------------------
CUSIP No. 13-3750708                  13D               Page 5 of 14 Pages
-----------------------------                        ---------------------------


         The Schedule 13D filed by the undersigned (the "Schedule 13D") on March 31, 2000, previously amended by this Amendment No. 1, dated April 13, 2000, is hereby amended by this Amendment No. 2, dated May 15, 2000.


Item 3.  Source and Amount of Funds

                  Item 3 is amended to add the following:

                  The Reporting Persons identified in Item 2 of this Schedule 13D have not effected any transactions in shares of Common Stock of the Issuer in the last sixty days, except as set forth above and as follows:

                  As part of its cashless exchange of the Supplemental Warrants, and pursuant to the settlement described below, WAP was deemed to have sold 9,269 shares of Common Stock in order to acquire 60,000 shares of Common Stock and such other shares as may be determined by the Issuer's independent public accountant.

Item 5.  Interest in Securities of the Issuer.

                  Items 5(a), (b), (c) and (e) are amended to add the following:

                  (a) The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 4,263,610 shares of Common Stock outstanding, which is composed of (i) 4,033,754 shares of Common Stock outstanding as of March 21, 2000 as reported in the Issuer's Registration Statement for Small Business Issuers on Form SB-2 filed with the Securities and Exchange Commission on April 17, 2000 and (ii) 229,856 shares of Common Stock issued to the Reporting Persons on May 4, 2000 and May 12, 2000, as described in
Item 5(c) herein.

                  (b) As of the close of business on May 15, 2000, the Reporting Persons beneficially owned 211,856 shares of Common Stock, constituting approximately 4.97% of the shares of Common Stock outstanding of the Issuer. The Reporting Persons have sole voting power over these shares.

                  (c) WAP sold the following shares of Common Stock in the open market:



                  Date                    Amount                 Price
                  ----                    ------                 -----
                  May 12, 2000            3,600                  $46.25
                  May 15, 2000            5,000                  $43.125
                  May 15, 2000            2,500                  $45.125
                  May 15, 2000            4,400                  $45.625
                  May 15, 2000            2,500                  $49.50


                  On April 28, 2000, WAP commenced an action against the Issuer for breach of the Underwriter's Agreement. On May 4, 2000, the Issuer delivered to WAP the Underwriter's Warrant, reissued in the name of WAP, adjusted pursuant to Section 7 thereof to provide for 84,551 warrants to acquire the Issuer's Common Stock at $14.6361 per share and 85,305 warrants exercisable at $0.99 per warrant to acquire warrants exercisable at $15.3221 per share.

                  On May 12, 2000, WAP entered into a Settlement Agreement with the Issuer, a copy of which is annexed as Exhibit G and incorporated herein by reference. Pursuant to the Settlement Agreement, and through its exercise of the cashless exchange in the Supplemental Warrants, WAP will receive, among other things, 60,000 shares of the Issuer's Common Stock. The amount of shares to be received by WAP may be adjusted upward pursuant to the terms of the Settlement Agreement. Accordingly, the Settlement Agreement fixed the number of shares

-----------------------------                        ---------------------------
CUSIP No. 13-3750708                  13D               Page 6 of 14 Pages
-----------------------------                        ---------------------------


beneficially owned by WAP at 229,856, representing approximately 5.4% of the issued and outstanding shares. As set forth in the Settlement Agreement, a lock up restriction applies to certain of these shares.

                  (e) As of May 15, 2000, the Reporting Persons owned less than five percent of the Issuer's outstanding shares.

Item 7.  Material to be Filed as Exhibits

         Item 7 is amended to add the following:

         Exhibit G. Settlement Agreement between WAP and the Issuer, dated May 12, 2000.

                                   SIGNATURES

         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2000
                                              WIRELESS ACQUISITION PARTNERS, LLC


                                         By:  /s/ Michael Wainstein
                                              ----------------------------------
                                              President - Michael Wainstein


                                         /s/ Michael Wainstein
                                         ---------------------------------------
                                             Michael Wainstein


                                         /s/ Gregg A. Smith
                                         ---------------------------------------
                                             Gregg A. Smith

-----------------------------                        ---------------------------
CUSIP No. 13-3750708                  13D               Page 7 of 14 Pages
-----------------------------                        ---------------------------


                                  EXHIBIT INDEX


Exhibit    Description                                                Page
-------    -----------                                                ----
A.         Underwriters warrant to purchase common             Previously filed.
           stock and/or redeemable warrants, dated
           March 21, 1996.

B.         The Rickel/Issuer Agreement, dated April            Previously filed.
           24, 1997.

C.         The Rickel/Issuer Agreement, dated May 19,          Previously filed.
           1997.

D.         Order approving sale of debtor's assets in          Previously filed.
           In re Rickel & Associates, Inc., Case No.
           98/B/47203 (SMB)(U.S. Bankruptcy Court,
           S.D.N.Y.), dated March 20, 2000.

E.         Letter from WAP to the Issuer, dated                Previously filed.
           April 11, 2000.

F.         Letter from WAP to the Issuer, dated                Previously filed.
           April 12, 2000.

G.         Settlement Agreement between WAP and Issuer                  8
           dated May 12, 2000.

-----------------------------                        ---------------------------
CUSIP No. 13-3750708                  13D               Page 8 of 14 Pages
-----------------------------                        ---------------------------


                                    Exhibit G


                              SETTLEMENT AGREEMENT


         WHEREAS, Wireless Acquisition Partners, LLC ("WAP") and SmartServ Online, Inc. ("SSOL") are desirous of resolving any and all disagreements that they may have regarding the Underwriter's Warrant dated March 21, 1996 (the "Underwriter's Warrant") that WAP acquired from Rickel & Associates, Inc. ("Rickel") and the rights formerly held by Rickel to receive warrants (the "Supplemental Warrants") pursuant to agreements dated April 27, 1997 and May 19, 1997 (the "Agreements"); and

         WHEREAS, WAP commenced an action against SSOL in the Supreme Court of New York, New York County, on April 27, 2000 (the "Action"), in which the Court has issued an Order to Show Cause and Temporary Restraining Order, dated May 1, 2000 (the "TRO"), and the parties are desirous of vacating the TRO in order to implement the Settlement Agreement;

         IT IS HEREBY AGREED, this 12th day of May, 2000 for good and valuable consideration, that

         1. Affirmative Covenants - SSOL acknowledges, agrees to, and affirms each of the following:

            a. WAP is the lawful holder of the Underwriter's Warrant, as reissued bearing date May 4, 2000, and is entitled to all rights thereunder, including the right to acquire up to 84,551 shares SSOL's common stock at a price of $14.6361 per share and up to 85,305 redeemable common stock purchase warrants exercisable on the same terms at $0.99 per warrant, without further adjustment pursuant to Section 7(L) of the Underwriter's Warrant.

-----------------------------                        ---------------------------
CUSIP No. 13-3750708                  13D               Page 9 of 14 Pages
-----------------------------                        ---------------------------


                  b. As the lawful assignee of Rickel, WAP is entitled to receive the Supplemental Warrants under the Agreements; the Supplemental Warrants shall be deemed to have been issued on the respective dates of the Agreements, in the amounts and at the exercise prices set forth in the Agreements and in form identical to the Underwriter's Warrant, except for the inclusion of a right to exercise by virtue of a cashless exchange.

                  c. WAP properly exercised its right to a cashless exchange of the Supplemental Warrants by letter dated April 11, 2000; the value of the SSOL shares utilized in the cashless exchange was $65.125 per share, representing the closing price on April 11, 2000; and the total consideration for the exercise was 9,269 shares of SSOL common stock.

         2. Registration - Promptly after signing this Agreement and in no event later than ten (10) business days hereafter, SSOL shall amend the registration statement dated April 17, 2000 on file with the Securities & Exchange Commission (as amended, the "Registration Statement") to include all shares of SSOL common stock underlying the Underwriter's Warrant. WAP shall cooperate fully with SSOL and provide all information that SSOL requests. SSOL shall diligently pursue completion of the Registration Statement. In the event the Registration Statement is not declared effective within 45 days of the date of this Agreement, WAP shall receive 200 warrants per day, such warrants to be in the same form and on the same terms as the Underwriter's Warrant, until the Registration Statement becomes effective. SSOL shall use its best efforts to keep the Registration Statement effective. In the event the Registration
Statement ceases to be effective, SSOL shall within 15 days file a new registration statement for the common stock underlying the Underwriter's Warrant.

-----------------------------                        ---------------------------
CUSIP No. 13-3750708                  13D               Page 10 of 14 Pages
-----------------------------                        ---------------------------


         3. Supplemental Warrants - Pursuant to the Supplemental Warrants and as consideration for WAP's agreements herein, SSOL shall deliver to WAP, no later than the close of business on May 17, 2000, a certificate for 60,000 shares of freely tradeable SSOL common stock (the "Share Certificate"). Simultaneous with the signing of this agreement, SSOL shall deliver a letter of instruction to its transfer agent for the issuance of the Share Certificate. In the event the Share Certificate is not delivered by May 17, 2000, then WAP shall receive 250 warrants per day, such warrants to be in the same form and on the same terms as the Supplemental Warrants, until the Share Certificate is delivered. No later than May 22, 2000, SSOL shall deliver to WAP a certificate of its independent public accountant in accordance with Section 7(L) of the Underwriter's Warrant (the "Certificate") which shall definitively set forth the number of shares and exercise price for the Supplemental Warrants calculated in accordance with the provisions of Section 7 of the Underwriter's Warrant, with the parties agreeing that Section 7 of the Underwriter's Agreement is included in haec verba in the Supplemental Warrants. In the event the Certificate provides for the Supplemental Warrants to be adjusted to a number of shares in excess of 69,269, then SSOL shall, within forty eight (48) hours, deliver to WAP a share certificate for freely tradeable SSOL common stock in the foregoing amount, net of the 69,269 shares previously delivered or used in the cashless exchange. In the event the Certificate provides for an amount less than 69,269, WAP shall not be obligated to return any shares previously received, nor shall SSOL shall be entitled to any adjustment in the Underwriter's Warrant or credit in any form.

                  4. Lock-up - WAP agrees that, during the Lock Up Period, without the prior written consent of SSOL, WAP shall not directly or indirectly, issue, offer to sell, sell, grant an option for the sale of, assign, transfer, pledge, hypothecate or otherwise encumber or dispose of any securities to be issued by SSOL pursuant to the Underwriter's Warrant or any warrants included in

-----------------------------                        ---------------------------
CUSIP No. 13-3750708                  13D               Page 11 of 14 Pages
-----------------------------                        ---------------------------



the Underwriter's Warrant, in a number of shares and warrants equal to the Lock Up Amount. The Lock Up Period shall commence on the date of this Agreement and shall continue for the shorter of (i) ninety (90) days after the effective date of the Registration Statement or (ii) the termination date of any other existing lockup arrangement or lockup arrangement entered into hereafter, excluding the lockup arrangement involving 683,333 shares which terminates beginning on May 15, 2000. The Lock Up Amount shall be the number of shares and warrants remaining under the Underwriter's Warrant, after WAP has received proceeds in the amount of $4.25 million, net of brokerage fees and commissions, and, where applicable, the costs of exercising any warrants, from (i) the sale of SSOL common stock issued pursuant to the Supplemental Warrants and (ii), after all such shares have been sold and only if the net proceeds derived therefrom is less than $4.25 million, the exercise of warrants under the Underwriter's Warrant and the sale of stock derived therefrom. The parties further agree that paragraph 1(a)(ii) of the Underwriter's Warrant shall be modified to extend the date of March 22, 2001 by the same number of days as the Lock Up Period.

         5. The Action - Simultaneously upon execution of this Agreement, the TRO shall be vacated. In addition, the parties shall advise the Court promptly that the return date and other dates set forth in the TRO are adjourned for forty five (45) days in order to complete the Settlement. Upon the effective date of the Registration Statement, the Action shall be dismissed with prejudice and all claims that were or might have been asserted therein, including any counterclaims, shall also be dismissed with prejudice, and the parties shall exchange general releases, saving only their rights under this Agreement. Each party hereby instructs its counsel to cooperate in the preparation of all papers necessary to effectuate this paragraph.

-----------------------------                        ---------------------------
CUSIP No. 13-3750708                  13D               Page 12 of 14 Pages
-----------------------------                        ---------------------------


         6. Miscellaneous.

            i. Notices. All notices or other communications hereunder shall be in writing and shall be deemed to have been duly given if sent by nationally recognized overnight courier and by registered or certified mail, postage prepaid, return receipt requested, addressed to the parties at their addresses set forth below, or at such other addresses as they may designate by notice given as aforesaid. Notices shall be deemed given when sent in accordance with the foregoing. Copies of notices shall also be sent (i) to the attorneys for the parties, as designated below by first class mail or nationally recognized overnight courier; and (ii) by telecopy, if available:


                To WAP:     Michael Wainstein
                            505 Park Avenue
                            14th Floor
                            New York, New York 10022

                Attorneys for WAP:

                            Thomas J. Fleming, Esq.
                            Olshan Grundman Frome Rosenzweig & Wolosky LLP 505 Park Avenue
                            New York, New York 10022
                            Fax: (212) 755-1467

                To SSOL:

                            SmartServ Online, Inc.
                            One Station Place
                            Stamford, CT 06902
                            Attn: Chief Executive Officer

                Attorneys for SSOL:

                            Michael J. Shef, Esq.
                            Parker Chapin LLP
                            405 Lexington Avenue
                            New York, New York 10174
                            Fax: (212) 704-6288

-----------------------------                        ---------------------------
CUSIP No. 13-3750708                  13D               Page 13 of 14 Pages
-----------------------------                        ---------------------------


                  ii. Further Assurances. The parties shall execute and deliver, or cause to be executed and delivered, such additional, other or further documents or instruments and take such other action as may be reasonably required to more effectively implement the provisions and intent of this Agreement.

                  iii. Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York applicable to agreements made and to be performed wholly within such State. New York County shall be the exclusive forum to resolve any dispute under this agreement. In any action to enforce this Agreement, the prevailing party shall be entitled to recover its reasonable attorneys fees and costs.

                  iv. Entire Agreement. This Agreement sets forth the entire understanding of the parties in respect to the transactions contemplated herein and supersedes all prior agreements, arrangements and understandings, written or oral, relating to the subject matter hereof.

                  v. Amendments and Waivers to be in Writing. This Agreement may not be amended, modified or changed, and none of the terms, covenants, representations, warranties or conditions hereof may be waived, except by a written instrument signed by the party against whom enforcement of any change or modification is sought, or in the case of a waiver, by the party waiving compliance. The failure of any party at any time or times to require performance of any provision hereof shall in no manner affect the right at a later time to enforce same.

                  vi. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall be deemed one and the same instrument.

                  vii. Binding Effect. This Agreement shall be binding upon and shall inure to the benefit of the heirs, legal representatives, administrators, successors and assigns of the parties.

-----------------------------                        ---------------------------
CUSIP No. 13-3750708                  13D               Page 14 of 14 Pages
-----------------------------                        ---------------------------


                  viii. Settlement. This Agreement is being entered into solely to effectuate a compromise of claims, without any concession by either party regarding the merits of their respective claims against the other. It may not be used in evidence by either party, except to enforce its terms.


                                              WIRELESS ACQUISITION PARTNERS, LLC


                                              By: /s/ Michael Wainstein
                                                  ------------------------------



                                              SMARTSERV ONLINE, INC.


                                              By: /s/ Thomas Haller
                                                  ------------------------------